Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and analysis below are limited to the operations of Burning Rock Biotech Limited (“we” or “us”).

Summary Consolidated Financial and Operating Data

The summary unaudited interim consolidated financial information for the six months ended June 30, 2021 and 2022 and as of June 30, 2022 has been derived from our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2022 included elsewhere in this current report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2021 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 (our “2021 Form 20-F”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our 2021 Form 20-F.

Summary Unaudited Consolidated Statements of Comprehensive Loss Data

	Six months ended June 30,
	2021	2022
	RMB’000	RMB’000	US$’000
Revenues:
Revenues from services	164,414	185,581	27,707
Revenues from sales of products	69,488	80,789	12,061

Total revenues	233,902	266,370	39,768

Cost of revenues(1)
Cost of services	(46,731)	(66,462)	(9,923)
Cost of goods	(20,000)	(29,726)	(4,438)

Total cost of revenues	(66,731)	(96,188)	(14,361)

Gross profit	167,171	170,182	25,407
Operating expenses:
Research and development expenses(1)	(185,485)	(211,608)	(31,592)
Selling and marketing expenses(1)	(123,188)	(194,845)	(29,090)
General and administrative expenses(1)	(232,389)	(292,049)	(43,602)

Total operating expenses	(541,062)	(698,502)	(104,284)

Loss from operations	(373,891)	(528,320)	(78,877)
Interest income	1,468	4,517	674
Interest expenses	(1,075)	90	13
Other income, net	551	425	63
Foreign exchange loss, net	(503)	(153)	(23)

Loss before income tax	(373,450)	(523,441)	(78,150)
Income tax expenses	(1,626)	(84)	(13)

Net loss	(375,076)	(523,525)	(78,163)

(1)	Share-based compensation expenses were allocated as follows:

	Six months ended June 30,
	2021	2022
	RMB’000	RMB’000	US$’000
Cost of revenues	745	806	120
Research and development expenses	43,230	24,222	3,616
Selling and marketing expenses	5,442	3,932	587
General and administrative expenses	118,750	128,330	19,159

Total	168,167	157,290	23,482

Summary Condensed Consolidated Balance Sheets Data

	As of December 31, 2021	As of June 30, 2022
	RMB’000	RMB’000	US$’000
Total current assets	1,820,946	1,463,085	218,436
Total assets	2,278,587	1,861,274	277,882
Total current liabilities	372,184	359,450	53,664
Total liabilities	433,276	429,041	64,054
Net current assets	1,448,762	1,103,635	164,772
Total shareholders’ equity	1,845,311	1,432,233	213,828
Total liabilities and shareholders’ equity	2,278,587	1,861,274	277,882

Summary Unaudited Statement of Cash Flows Data

	Six months ended June 30,
	2021	2022
	RMB’000	RMB’000	US$’000
Net cash used in operating activities	(232,143)	(253,634)	(37,871)
Net cash generated from investing activities	220,752	17,718	2,649
Net cash used in financing activities	(13,123)	(73,493)	(10,971)
Effect of exchange rate on cash and cash equivalents and restricted cash	(17,427)	23,347	3,485
Net decrease in cash, cash equivalents and restricted cash	(41,941)	(286,062)	(42,708)
Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	214,854
Cash, cash equivalents and restricted cash at the end of period	1,883,265	1,153,050	172,146

Operating Data

	As of June 30,
	2021	2022
In-hospital Channel:
Pipeline partner hospitals(1)	22	25
Contracted partner hospitals(2)	34	43
Total number of partner hospitals	56	68

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using our products.
(2)

Refers to hospitals that have entered into contracts to purchase our products for use on a recurring basis in their respective in-hospital laboratories we helped them establish. Kit revenue is generated from contracted hospitals.

Results of Operations

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

Our revenues increased by 13.9% to RMB266.4 million (US$39.8 million) for the six months ended June 30, 2022, from RMB233.9 million for the same period of 2021, primarily attributable to an increase in revenues from sales of products to RMB80.8 million (US$12.1 million) for the six months ended June 30, 2022 from RMB69.5 million for the same period of 2021 and to a lesser extent, revenues generated from services to RMB185.6 million (US$27.7 million) for the six months ended June 30, 2022 from RMB164.4 million for the same period of 2021.

The tables below set forth a breakdown by business segment of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Six months ended June 30, 2021
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	154,560	66.1	8	—	9,846	4.2	164,414	70.3
Revenues from sales of products	—	—	69,488	29.7	—	—	69,488	29.7

	154,560	66.1	69,496	29.7	9,846	4.2	233,902	100.0

	Six months ended June 30, 2022
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	152,808	22,814	57.4	2,345	350	0.9	30,428	4,543	11.4	185,581	27,707	69.7
Revenues from sales of products	—	—	—	80,789	12,061	30.3	—	—	—	80,789	12,061	30.3

	152,808	22,814	57.4	83,134	12,411	31.2	30,428	4,543	11.4	266,370	39,768	100.0

The increase in revenues from the six months ended June 30, 2021 to the same period of 2022 was primarily due to an increase in revenues from our in-hospital business and pharma research and development services.

•

Central laboratory business. Revenue generated from central laboratory business decreased slightly to RMB152.8 million (US$22.8 million) for the six months ended June 30, 2022 from RMB154.6 million for the same period of 2021, primarily attributable to the decrease in testing volume in Shanghai and Beijing due to COVID-19 related lockdowns and other restrictive measures, offset in part by growth of our newly launched products.

•

In-hospital business. Revenue generated from in-hospital business increased by 19.6% to RMB83.1 million (US$12.4 million) for the six months ended June 30, 2022 from RMB69.5 million for the six months ended June 30, 2021, primarily attributable to in-hospital testing volume growth in the first quarter of 2022, offset in part by severe declines in testing volume in the second quarter of 2022 in Shanghai and Beijing due to the adverse impact of COVID-19. The number of our contracted partner hospitals increased from 34 as of June 30, 2021 to 43 as of June 30, 2022.

•

Pharma research and development services. Revenue generated from pharma research and development services increased substantially to RMB30.4 million (US$4.5 million) for the six months ended June 30, 2022 from RMB9.8 million for the six months ended June 30, 2021, primarily attributable to increased testing performed for our pharma customers under our contracted pharma service projects.

Cost of Revenues

Our cost of revenues increased by 44.1% to RMB96.2 million (US$14.4 million) for the six months ended June 30, 2022 from RMB66.7 million for the same period of 2021. This increase was primarily attributable to an increase in cost of goods sold to RMB29.7 million (US$4.4 million) for the six months ended June 30, 2022 from RMB20.0 million for the same period of 2021, and to a lesser extent, an increase in cost of services to RMB66.5 million (US$9.9 million) for the six months ended June 30, 2022 from RMB46.7 million for the same period of 2021.

The table below sets forth a breakdown of our cost of revenue by business segment for the periods indicated:

	Six months ended June 30,
	2021	2022
	RMB’000	RMB’000	US$’000
Cost of Revenues
Central laboratory business	40,667	44,659	6,668
In-hospital business	20,000	29,726	4,438
Pharma research and development services	6,064	21,803	3,255

Total	66,731	96,188	14,361

The increase in cost of revenues from the six months ended June 30, 2021 to the same period of 2022 was primarily due to an increase in cost of revenues for our in-hospital business and pharma research and development services.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB44.7 million (US$6.7 million) for the six months ended June 30, 2022, representing a 9.8% increase from RMB40.7 million for the same period in 2021, primarily due to (i) rental and renovation depreciation in relation to a new building that we commenced use in January 2022, including for our central laboratory business, and (ii) increased inventory provisions for testing kits that were approaching expiration dates as a result of the decrease in the testing volume due to the adverse impact of COVID-19.

•

In-hospital business. Cost of revenue for in-hospital business was RMB29.7 million (US$4.4 million) for the six months ended June 30, 2022, representing a 48.6% increase from RMB20.0 million for the same period in 2021, primarily due to an increase in testing volume as well as rental and renovation depreciation in relation to a new building that we commenced use in January 2022, including for our in-hospital business.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB21.8 million (US$3.3 million) for the six months ended June 30, 2022, representing a substantial increase from RMB6.1 million for the same period in 2021, primarily attributable to the increased depreciation and staff cost in relation to our U.S. laboratory as it started to conduct testing for pharma research and development projects from December 2021.

Gross Profit and Gross Margin

Our gross profit increased by 1.8% to RMB170.2 million (US$25.4 million) for the six months ended June 30, 2022 from RMB167.2 million for the same period of 2021, primarily due to the growth of our pharma research and development business. Our gross margin decreased to 63.9% for the six months ended June 30, 2022 from 71.5% for the same period of 2021.

The table below sets forth a breakdown of our gross profit and gross profit margin by business segment for the periods indicated:

	Six months ended June 30,
	2021		2022
	RMB’000	Gross profit margin (%)	RMB’000	US$’000	Gross profit margin (%)
Gross Profit and Gross Margin
Central laboratory business	113,893	73.7	108,149	16,146	70.8
In-hospital business	49,496	71.2	53,408	7,974	64.2
Pharma research and development services	3,782	38.4	8,625	1,288	28.3

Total	167,171	71.5	170,182	25,407	63.9

•

Central laboratory business. Gross profit for central laboratory business was RMB108.1 million (US$16.1 million) for the six months ended June 30, 2022, representing a 5.0% decrease from RMB113.9 million for the same period of 2021, primarily attributable to the adverse impact of COVID-19. Our gross margin for central laboratory business decreased to 70.8% for the six months ended June 30, 2022 from 73.7% for the same period of 2021, primarily due to increases in cost of revenues as a result of: (i) rental and depreciation in relation to a new building that we commenced use in January 2022, including for our central laboratory business, and (ii) increased inventory provisions for testing kits that were approaching expiration dates as a result of the decrease in the testing volume due to the adverse impact of COVID-19.

•

In-hospital business. Gross profit for in-hospital business was RMB53.4 million (US$8.0 million) for the six months ended June 30, 2022, representing a 7.9% increase from RMB49.5 million for the same period of 2021, primarily attributable to the continued business growth of this segment. Our gross margin for in-hospital business decreased to 64.2% for the six months ended June 30, 2022 from 71.2% for the same period of 2021, primarily due to (i) the decreased proportion of testing we provided to certain hospitals that had higher gross profit margins, and (ii) rental and depreciation in relation to a new building that we commenced use in January 2022, including for our in-hospital business.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB8.6 million (US$1.3 million) for the six months ended June 30, 2022, representing a 126.3% increase from RMB3.8 million for the same period of 2021, primarily attributable to the growth of this segment, partially offset by increased depreciation and staff cost in relation to our newly established laboratory in the U.S. Our gross margin for pharma research and development services decreased to 28.3% for the six months ended June 30, 2022 from 38.4% for the same period in 2021, primarily due to increased depreciation and staff cost in relation to our newly established laboratory in the U.S.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 14.1% to RMB211.6 million (US$31.6 million) for the six months ended June 30, 2022 from RMB185.5 million for the same period of 2021, primarily due to an increase in staff cost for our research and development personnel and increased research and development activities for early cancer detection.

Selling and marketing expenses

Our selling and marketing expenses increased by 58.2% to RMB194.8 million (US$29.1 million) for the six months ended June 30, 2022 from RMB123.2 million for the six months ended June 30, 2021, primarily due to (i) an increase in staff cost resulting from an increase in headcount; and (ii) an increase in marketing related expenditures, such as entertainment, conference and marketing expenses.

General and administrative expenses

Our general and administrative expenses increased by 25.7% to RMB292.0 million (US$43.6 million) for the six months ended June 30, 2022 from RMB232.4 million for the six months ended June 30, 2021, primarily due to (i) an increase in staff cost resulting from increased headcount; (ii) an increase in depreciation expenses for new office space; and (iii) an increase in allowance for doubtful account in relation to accounts receivables.

Interest Income, Net

Our interest income, net increased substantially to RMB4.6 million (US$0.7 million) for the six months ended June 30, 2022 from RMB0.4 million for the same period of 2021, primarily due to an increase in average balance of short-term investment and cash and cash equivalent.

Net Loss

Our net loss increased by 39.6% to RMB523.5 million (US$78.2 million) for the six months ended June 30, 2022 from RMB375.1 million for the six months ended June 30, 2021, primarily due to a decrease in gross profit margin and increases in operating expenses discussed above, offset in part by an increase in our total revenues.

Liquidity and Capital Resources

As of June 30, 2022, we had (i) cash and cash equivalents of RMB1,148.6 million (US$171.5 million), consisting of bank deposits, and (ii) restricted cash of RMB4.5 million (US$0.7 million). We believe that our cash and cash equivalents, together with our cash generated from financing activities, our initial public offering and concurrent private placement, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, decide to expand our business through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Cash Flows

Net cash used in operating activities for the six months ended June 30, 2022 was RMB253.6 million (US$37.9 million), while our net loss for the same period was RMB523.5 million (US$78.2 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB262.1 million (US$39.1 million), primarily including share-based compensation of RMB157.3 million (US$23.5 million), depreciation and amortization of RMB60.2 million (US$9.0 million), non-cash lease expense of RMB19.7 million (US$2.9 million), and changes in working capital. The changes in working capital primarily reflected (i) an increase in prepayment and other current assets of RMB25.6 million (US$3.8 million), primarily attributable to the payment of royalty fee and human resources outsourcing service fee and (ii) an increase in deferred revenue of RMB20.2 million (US$3.0 million) primarily as a result of our overall business growth. These factors were partially offset by (i) a decrease in accrued liabilities and other current liabilities of RMB29.5 million (US$4.4 million) primarily attributable to our decreased payroll payables; (ii) a decrease in operating lease liabilities of RMB19.6 million (US$2.9 million) primarily as a result of adoption of ASC842, the new lease accounting principle; and (iii) an increase in accounts receivables of RMB14.4 million (US$2.2 million), primarily attributable to the continued growth of our in-hospital business.

Net cash generated from investing activities for the six months ended June 30, 2022 was RMB17.7 million (US$2.6 million), primarily due to proceeds from maturity of short-term investment of RMB65.6 million (US$9.8 million), partially offset by purchase of property and equipment of RMB35.1 million (US$5.2 million) and prepayment of property and equipment and intangible assets of RMB7.9 million (US$1.2 million).

Net cash used in financing activities for the six months ended June 30, 2022 was RMB73.5 million (US$11.0 million), primarily due to the cash outflow for purchase of equity forwards of RMB66.9 million (US$10.0 million).

Recent Developments

In June 2022, our board of directors (the “Board”) authorized a share repurchase plan under which we may repurchase our Class A ordinary shares in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$10 million during a 12-month period (the “Share Repurchase Program”). We have completed the Share Repurchase Program in full by repurchasing a total of 3,023,138 Class A ordinary shares in the form of ADSs.

In June 2022, Mr. Jing Rong resigned as a director from the Board, and we appointed Dr. Licen Lisa Xu as an independent director to the Board.

In July 2022, Ms. Yunxia Yang resigned as a director from the Board and a member of the compensation committee of the Board. Mr. Feng Deng, an existing director of the Board, has been appointed as a new member to the compensation committee to fill the vacancy created by Ms. Yang’s resignation.

In October 2022, we applied for admission of the ADSs to the standard listing segment of the Official List of the Financial Conduct Authority (the “FCA”) and to trading on the Main Market of the London Stock Exchange (the “LSE”) by way of a direct listing (the “Direct Listing”). The registration document and prospectus that were prepared in connection with the Direct Listing were approved by the FCA on October 21, 2022 and October 27, 2022, respectively. Trading of our ADSs on the LSE commenced on November 1, 2022, under the symbol “BNR.” The ADSs listed on the LSE are fully fungible with the ADSs listed on NASDAQ. Custodial and depositary links have been established between Euroclear, Clearstream and The Depository Trust Company to facilitate the cross-market transfers of the ADSs associated with secondary market trading.

2022 Long-Term Equity Incentive Plan

In July 2022, our board of directors approved the 2022 Long-term Equity Incentive Plan, or the 2022 Plan, which was subsequently approved by the shareholders of our company at the annual general meeting in September 2022. The 2022 Plan replaces our 2021 Long-term Equity Incentive Plan and the share incentive awards granted thereunder. The 2022 Plan will grant options to senior management and employees. The maximum number of shares that may be issued pursuant to all awards under the 2022 Plan is 11,775,525 Class A ordinary shares (the “Awards”), which represents approximately 9% of our current total outstanding shares on a converted and fully diluted basis.

The following paragraphs describe the principal terms of the 2022 Plan:

Type of awards. The 2022 Plan permits the awards of options.

Allocation and Plan administration. The Awards consist of three tranches of options (the “Pool I Awards,” “Pool II Awards” and “Pool III Awards”). The Pool I Awards, which represent options to purchase 1.65% of our total outstanding number of shares on an as converted and fully diluted basis, or 2,158,846 Class A ordinary shares, will be granted to our officers and employees. Mr. Yusheng Han, our chairman and CEO, will not be granted any awards of options under the Pool I Awards. The Pool II Awards represent options to purchase 4.35% of our total outstanding number of shares on an as converted and fully diluted basis, or 5,691,504 Class A ordinary shares, 62.07% (or option to purchase 3,532,658 Class A ordinary shares) of which will be granted to Mr. Yusheng Han, and the rest to other officers and employees. The Pool III Awards represent options to purchase 3% of our total outstanding number of shares on an as converted and fully diluted basis, or 3,925,175 Class A ordinary shares, 45% (or option to purchase 3,532,658 Class A ordinary shares) of which will be granted to Mr. Yusheng Han, and the rest to other officers and employees.

Award agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to senior management and employees of our company under the 2022 Plan.

Vesting schedule.

Pool I Awards

The Pool I Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$2 billion by the fifth anniversary of the grant date the Pool I valuation target is achieved, and the remaining 60% of the Pool I Awards will vest once (a) the Pool I valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool I valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

Pool II Awards

40% of the Pool II Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$4 billion by the seventh anniversary of the grant date (the “Pool II valuation target”), and (b) the grantee remains employed by us at the time when the Pool II valuation target is achieved, and the remaining 60% of the Pool II Awards will vest once (a) the Pool II valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool II valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

Pool III Awards

40% of the Pool III Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$10 billion by the seventh anniversary of the grant date (the “Pool III valuation target”), and (b) the grantee remains employed by us at the time when the Pool III valuation target is achieved, and the remaining 60% of the Pool III Awards will vest once (a) the Pool III valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool III valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

Exercise of options. The grantee can exercise the vested portion of options granted under the 2022 Plan at any time but no more than ten years after the grant date. The exercise price of the Awards shall be US$3.33 per share, which is equivalent to our 60-day average closing share price immediately prior to September 8, 2022, the date of shareholder approval.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2022 Plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Our board of directors has the authority to amend or terminate the 2022 Plan, but no amendments, alternation or discontinuation shall be made by the board of director, (a) without the approval (but only to extent such approval is required by the principal national securities exchange on which our shares are listed or admitted to trading, and subject to certain other exceptions) of the shareholders of our company, if such action would increase the total number of shares reserved for the purposes of our 2022 Plan or change the maximum number of shares for which awards may be granted to any participant under the 2022 Plan, or (b) if such action may diminish any of the rights of the participant under any award pursuant to the 2022 Plan unless agreed by the participant. In addition, the Awards that have already been allocated can only be amended at a shareholders’ general meeting, at which meeting our C-level officers and/or entities they beneficially own shall abstain from voting.

As of September 30, 2022, there were 9,184,923 ordinary shares underlying outstanding options granted to our executive officers and employees under the 2022 Plan.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2022, which was RMB6.6981 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated herein are calculated based on Renminbi.